Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Shapiro and Lyn Shenk

August 11, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Re:   Chegg, Inc.
         Form 10-K for the Year Ended December 31, 2019
         Filed February 20, 2020
         File No. 001-36180

Ladies and Gentlemen:

We are submitting this letter on behalf of Chegg, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 30, 2020 that relates to the Company’s Form 10-K for the year ended December 31, 2019, filed with the Commission on February 20, 2020 (the “Form 10-K”) (File No. 001-36180). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

Form 10-K for Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2019 and 2018
Net Revenues, page 45

1.We note Chegg Services revenues increased by 31% for the year ended December 31, 2019, which you attribute to growth in Chegg Study and Chegg Writing. To provide a more detailed analysis and discussion of the drivers of this favorable variance, please consider disclosing the changes in sales by service offering which addresses increases in the volume of services provided and pricing changes that have contributed to the increase in net revenues for Chegg Services. For example, your discussion could highlight student demand for the types of subscription services offered (monthly, weekly, and on-demand) and the correlation with increases in revenues by service offering. In your discussion, please describe whether the increases are due to any unusual events or changes in economic circumstances, and represent a known trend that is expected to have an ongoing favorable impact on net sales and income from operations. Refer to Item 303(a)(3)(i) through (iii) of Regulation S-K.

U.S. Securities and Exchange Commission
August 11, 2020

Response:

The Company respectfully advises the Staff that our Chegg Services primarily consist of Chegg Study, Chegg Writing, Chegg Tutors, Chegg Math Solver, and Thinkful. Students typically pay to access our Chegg Services, such as Chegg Study and Chegg Writing, on a monthly basis and the pricing of such services has not changed during the years ended December 31, 2019 and 2018. The primary driver of the increase in Chegg Services revenue is from subscriber growth as we continue to expand the content that powers these services, through new course coverage and content modalities, enabling us to reach more students. In 2019, over 3.9 million students subscribed to our Chegg Services, an increase of 29% year over year from 3.1 million in 2018, which primarily contributed to the 31% growth in Chegg Services revenues during the year ended December 31, 2019 compared to the same period in 2018. The increase in Chegg Services revenue was not due to a change in pricing or subscription mix.

In future filings, the Company will provide additional detailed analysis and discussion of the drivers of variances in net revenues while considering the requirements of Item 303(a)(3)(i) through (iii) of Regulation S-K. The Company currently plans to provide the additional disclosures in the Company's Form 10-K for the annual period ending December 31, 2020, included within Management's Discussion and Analysis of Financial Condition and Results of Operations, when discussing the increase in Chegg Services revenues during the year ended December 31, 2019 compared to the same period in 2018 (additions underlined):

Form 10-K for the Annual Period Ending December 31, 2020

Years Ended December 31, 2019 and 2018

Chegg Services revenues increased by $78.2 million, or 31%, during the year ended December 31, 2019, compared to the same period in 2018 primarily due to a 29% increase in subscriber growth as more students turned to our services and we expanded the subject matter content that drives our offerings. Chegg Services revenues represented 81% and 79% of net revenues during the years ended December 31, 2019 and 2018, respectively. Required Materials revenues increased by $11.6 million, or 17%, during the year ended December 31, 2019 compared to the same period in 2018, primarily due to better performance from our Required Materials print textbook partners as well as recognition of deferred variable consideration. Required Materials revenues represented 19% and 21% of net revenues during the years ended December 31, 2019 and 2018, respectively.

Consistent with the planned updates in the Company's Form 10-K for the annual period ending December 31, 2020, the Company provided additional disclosures in the Company's Form 10-Q for the quarterly period ended June 30, 2020, filed with the Commission on August 3, 2020, included within Management's Discussion and Analysis of Financial Condition and Results of Operations as follows:

Form 10-Q for the Quarterly Period Ended June 20, 2020

Overview

During the three and six months ended June 30, 2020, we generated net revenues of $153.0 million and $284.6 million, respectively, and in the same periods had net income of $10.6 million and $4.9 million, respectively. During the three and six months ended June 30, 2019, we generated net revenues of $93.9 million and $191.3 million, respectively, and in the same periods had net losses of $2.0 million and $6.3 million, respectively. During the three months ended June 30, 2020, the COVID-19 pandemic had a positive impact to our business and results of operations as we saw an increase in the acceleration of subscriber growth and engagement with our learning platform. In the near-term, we currently expect it to continue to positively impact our 2020 business and results of operations and have expanded our efforts to meet the increase in demand for our services including, but not limited to, hiring and customer support measures. However, the COVID-19 pandemic subjects our business to numerous risks and uncertainties, most of which are beyond our control and cannot be predicted, including when colleges will resume in-person classes, whether they will successfully transition to online education, or how well they will overcome the impacts of the COVID-19 pandemic.

Three and Six Months Ended June 30, 2020 and 2019

Chegg Services revenues increased $45.7 million, or 57%, and $70.8 million, or 45%, during the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to a 67% increase in subscriber growth, during the three months ended June 30, 2020 compared to the same period in 2019, driven by subscribers from our recent

U.S. Securities and Exchange Commission
August 11, 2020

acquisitions, our efforts to reduce account sharing, increased global penetration, and the widespread transition of remote learning as a result of the COVID-19 pandemic. We currently expect a positive impact to our business and results of operations through the end of 2020 as a result of the aforementioned drivers in subscriber growth. Chegg Services revenues were 82% and 80% of net revenues during the three and six months ended June 30, 2020, respectively, and 86% and 81% of net revenues during the three and six months ended June 30, 2019, respectively. Required Materials revenues increased $13.5 million, or 99%, and $22.6 million, or 63%, during the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019 primarily due to revenues from print textbooks that we own which are recognized as the total transaction amount ratably over the lease term as opposed to a revenue share on the total transactional amount of a rental or sale transaction immediately when a print textbook ships to a student. Required Materials revenues were 18% and 20% of net revenues during the three and six months ended June 30, 2020, respectively, and 14% and 19% of net revenues during the three and six months ended June 30, 2019, respectively.

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U.S. Securities and Exchange Commission
August 11, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7130.

Sincerely,
/S/ DAVID A. BELL
David A. Bell

cc:
Andrew Brown, Chief Financial Officer
Robin Tomasello, VP Controller and Assistant Treasurer, Chief Accounting Officer
Dana Jewell, Associate General Counsel
Chegg, Inc.

Katherine Duncan
Fenwick & West LLP